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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment no._____)*


                            WORLD HEART CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK,  NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    980905202
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                MATTHEW J. CODY
                                157 CLIFF ROAD,
                             BELLE TERRE, NY 11777
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                October 24, 2005
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 980905202

                                  SCHEDULE 13D

                                    CUSIP NO
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MATTHEW J. CODY
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  N/A
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (B)  N/A
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)                   PF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                    |_|
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

                                  United States
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                   0
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                                  500,000 shares of common stock
                       ----------------------------------------------
                       (9) SOLE DISPOSITIVE POWER

                                  0
                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER

                                  500,000 shares of common stock
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON

                                  500,000 shares of common stock
---------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) / EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

                                  500,000 / 17,101,400 = 2.92%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                                  IN
---------------------------------------------------------------------

Item 1 Security & Issuer.

This Schedule 13D relates to the common stock, no par value per share of World Heart Corporation. The principal executive office of the issuer is 1Laser Street, Ottawa, Ontario, Canada A6, K2E7V1.

Item 2 Identity and Background.

a) This Schedule 13D is filed on behalf of Matthew J. Cody

b) The principal place of residence and business of the Reporting Person is 157 Cliff Road,Belle Terre,NY 11777.

c) The Reporting Person is retired.

d) The Reporting Person has not, during the past five years, been convicted in any criminal proceedings. (Excluding traffic violations or similar misdemeanors.)

e) The Reporting Person has not, during the past five years, been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgement, decree or final order enjoining future violations of, or finding any violations with respect to such laws.

f) The Reporting Person is a citizen of the United States of America.

Item 3 Source & Amount of Funds or Other Consideration.

Personal funds of the Reporting Person.

Item 4 Purpose of transaction

The Reporting Person sold 1,000,000 shares of the common stock of the Issuer.

Item 5 Interest in Securities of the Issuer.

The Reporting Person owns 500,000 shares of the Common Stock, representing 2.92% of the outstanding Common Stock.

Due to the sale of shares, the Reporting Person ceased being a beneficial owner of more than 5% on October 24, 2005.

                                    SIGNATURE


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:                        /S/
                               ------------------------